787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111 Fax: 212 728 8111

August 1, 2011

VIA EDGAR AND E-MAIL

Mr. David L. Orlic
Mr. Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549-0405

Re:	Allied World Assurance Company Holdings, AG
Form 425
Filed on July 25, 2011

Dear Messrs. Orlic and Hindin:

On behalf of Allied World Assurance Company Holdings, AG (the “Allied World”), set forth below are the responses of Allied World to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 27, 2011, to Mr. Wesley Dupont, Esq. with respect to the above-captioned filing (the “425 Filing”).

1.	Comment: Please refile this presentation in its entirety so that all words are legible.

Response:  In response to the Staff’s comment, we will refile the presentation contained in the 425 Filing (the “Presentation”) with adjusted font sizes and modified color schemes so that all words are legible.

2.
Comment:  We note your statement on page 4 that the proposed merger between Allied World and Transatlantic is “superior in all respects” to the Validus offer.  This statement does not appear to take into account the premium to market price represented by the two offers, measured as of a date prior to your offer.  Please revise your disclosure accordingly.

Response:  In response to the Staff’s comment, we would propose to make the following changes to the Presentation:

•	change the title of the Presentation from “The TransAllied merger is the best possible combination – superior in all respects” to “The TransAllied merger is the superior combination”;

•	change the title of page 4 from “The TransAllied merger is SUPERIOR in all respects” to the “The TransAllied merger is the SUPERIOR combination”; and

U.S. Securities and Exchange Commission
August 1, 2011

•	change the second point of page 4 from “Superior immediate shareholder value” to “Superior immediate book value per share and intrinsic value delivered.”

As we have explained in this letter (and in particular under comment 5 below), we believe book value per share is the most relevant indicator of value for (re)insurance companies in the Property & Casualty industry.  Based on March 31, 2011 book values, Transatlantic shareholders would receive $63.81 in basic book value per share under the Allied World merger vs. $58.70 under the Validus proposal, implying a meaningful differential of 9% in favor of the Allied World merger.

3.
Comment:  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the Staff on a supplement basis.  Please provide support for, and/or clearly characterize as an opinion or belief, the following statements:

•	the Validus offer is a “financially driven, apparently desperate hostile offer” (page 5);

•	the Validus offer is “motivated by acquiring capital at a discount” (page 5); and

•	the Validus offer represents an “uncertain and long road to completion” that “will take longer” than a merger with Allied World (page 22).

Response:  In response to the Staff’s comment, we would propose to make the following changes to the Presentation:

“Financially driven, apparently desperate hostile offer”

We would propose to revise this language to read: “In our view, financially driven, apparently desperate hostile offer.”  We believe that the Validus bid is financially driven because Validus is seeking to acquire Transatlantic at a steep discount to book value (≈ 20%) in a transaction that would likely jeopardize Transatlantic’s current credit ratings, and put additional pressure on the combined company’s capital structure (see Moody’s, July 13, 2011).  Moreover, the Validus proposal would merge two reinsurance businesses having meaningful business overlap and potentially result in less revenue for the combined entity than the pure sum of the two companies’ revenue streams on a stand-alone basis.  The Validus proposal would also imply excessive exposures in property catastrophe, in excess of Transatlantic’s risk management tolerances, which would likely increase overall risk profile and limit property catastrophe writing flexibility.  Given what appears to us as a strong financial motive and the lack of a compelling strategic rationale for the Validus combination (as distinguished from the Allied World merger of equals transaction), we believe there is a very reasonable factual basis for characterizing Validus’ offer as “financially driven.”

U.S. Securities and Exchange Commission
August 1, 2011

We believe as well that it is fair to characterize Validus’ exchange offer as “desperate.”  As disclosed on pages 49-50 of the Form S-4 filed by Allied World on July 8, 2011, Validus (referred to as “Company A”) had contacted Transatlantic regarding a possible transaction prior to Transatlantic’s signing of the Allied World merger agreement, but Transatlantic did not respond to such overtures, citing “(i) the fact that, in the past, preliminary discussions with Company A regarding a business combination had never advanced [and] (ii) that a business combination with Company A would not deliver the strategic benefits that could be achieved with the proposed strategic combination transaction with Allied World.”  One month after Transatlantic executed the Allied World merger agreement, the Transatlantic board, in response to Validus’ July 12, 2011 proposal letter to Transatlantic, did offer to engage in discussions and exchange information with  Validus to determine whether the Validus proposal could reasonably be likely to lead to a “Superior Proposal”, provided that Transatlantic executed a standard confidentiality agreement containing terms that are substantially similar, and not less favorable, to Transatlantic, in the aggregate, than those contained in the confidentiality agreement between Transatlantic and Allied World.  As a result of its own decision not to sign such a confidentiality agreement, which would contain a standstill provision (a standard requirement of “fiduciary outs” in merger agreements), Validus has now placed itself in the awkward position of having little choice as to a means to seek to acquire Transatlantic.  The hostile exchange offer smacks of desperation because it is highly unlikely to be consummated (though it purports to be an offer that shareholders can meaningfully accept).  In light of the highly conditional nature of the Validus exchange offer and the relevant timing (Transatlantic shareholders will have to vote on the Allied World merger before Transatlantic can terminate the Allied World merger agreement), we believe the real purpose of the Validus exchange offer is to encourage Transatlantic shareholders to vote down the Allied World merger by dangling before them an exchange offer that theoretically they can take advantage of.

“Motivated by acquiring capital at a discount”

We would propose to revise this language to read: “In our view, motivated by acquiring capital at a discount.”  Under the terms of the Validus transaction proposal, Transatlantic’s stockholders would own less than a majority of the combined company, effectively giving up their control of Transatlantic, and receive merger consideration consisting of Validus common stock and cash valued at approximately 81% of the current book value per share of Transatlantic common stock (or a 19% discount).  Given the reasons we set forth above as to the Validus proposal lacking a compelling strategic rationale, it is our view that Validus’ reasons for completing the transaction is to acquire capital at a discount.

“Uncertain and long road to completion”; “Will take longer”

U.S. Securities and Exchange Commission
August 1, 2011

Validus has made both a merger proposal and an exchange offer in its efforts to acquire Transatlantic.  The merger proposal is uncertain because, under Delaware law, it requires the approval of Transatlantic’s board of directors.  Under the Allied World merger agreement, Transatlantic’s board is not permitted to negotiate with Validus unless Validus signs a confidentiality agreement containing a standstill provision.  Transatlantic has made clear to Validus that it is bound by the Allied World merger agreement, and Validus has made clear to Transatlantic that it will not sign a standstill provision.  Validus’ proposed merger is therefore highly uncertain.

Even assuming Validus were to surmount the standstill hurdle and were to negotiate a transaction that the Transatlantic board deemed superior to the Allied World merger, Transatlantic would be permitted to change its recommendation to its shareholders in respect of the vote on the Allied World merger but would not be permitted under the Allied World merger agreement to terminate that agreement (or sign an agreement with Validus) until after the shareholder vote is taken on the Allied World merger.  Assuming the Allied World merger were to be voted down by the Transatlantic shareholders, Transatlantic and Validus would only then be starting the approval and closing process that at that point Allied World and Transatlantic would already have spent months on.  As a result, a merger with Validus could only be completed months after the Allied World merger could be completed.

Validus’ exchange offer is also highly uncertain and would take longer to compete than the merger with Allied World.  By its terms, the exchange offer is subject to numerous conditions, which add great uncertainty to the likelihood that it can be completed prior to its expiration date of September 30, 2011, or at all.  For example, according to Validus’ Form S-4 in connection with its exchange offer (at pages 89-90), the “Section 203 Condition” will be satisfied if either Validus receives certain approvals from Transatlantic’s board (which do not appear to be forthcoming given the Transatlantic board’s recommendation against the Validus exchange offer) or if Transatlantic shareholders tender in the offer no less than 85% of the outstanding Transatlantic shares (less the 200 shares currently held by Validus).  The exchange offer is also subject to other very significant conditions, such as approval by Validus’ own shareholders of the issuance of the Validus shares in the exchange offer; termination of the Allied World merger agreement; regulatory approvals (a process already commenced by Allied World and Transatlantic); and fulfillment of Validus’ “No Material Adverse Change Condition” and “Conduct of Business Condition,” both of which would appear to require due diligence of Transatlantic that is unavailable to Validus unless a standstill provision is agreed to or the Allied World merger agreement terminates.  All of these conditions create significant uncertainty as to the likelihood of completion of the exchange offer and would delay completion of that offer to a time beyond likely completion of the Allied World merger.

U.S. Securities and Exchange Commission
August 1, 2011

4.
Comment:  In the second quote on page 6, please revise your materials to provide any relevant context.  For instance, we understand that the next statement made by Validus at that conference was that Validus would like to reenter the casualty business.

Response:  In response to the Staff’s comment, we would propose to amend the second quote as follows:

“In the time we’ve been in existence, we’ve only seen rates decline in casualty business, both in the US and globally.  So, we simply said, well, we’re not willing to play. There will come a point in time when there is a blood bath in the casualty business, because it always ends that way. At which point in time the casualty classes may become very attractive and we’ll give a very hard consideration as to well [sic] that’s the right time to jump in. But in the near-term, we continue to see casualty risk go down, and so we’re quite happy to continue to sit on the sidelines and just grow our short-tail portfolio”.

5.
Comment:  On page 8 and elsewhere in your filing, you compare the value offered by the two proposals on the basis of book value.  Book value is an accounting concept, and you do not balance this disclosure with comparisons of premiums to market value.  Please revise your disclosure in this regard.  Please also revise your disclosure to clarify the phrase superior “immediate” shareholder value appearing in the headings on pages 7 and 8.

Response:  We believe that the book value concept in the Property & Casualty industry is much more than an accounting concept and that book value per share is, in fact, the primary indicator of value and growth in the industry.  By way of example, Validus’ First Quarter 2011 Investor Presentation, filed as an exhibit to a Form 8-K on May 10, 2011, consistently uses the book value per share metric as an indicator of value and growth (e.g., at pages 14, 15, 16 and 18) without once referring to market value per share for those purposes.  (The presentation does include the March 31, 2011 stock price on page 4, but does so in the context of “Selected Market Information,” together with the stock’s ticker symbol, shares outstanding number, market capitalization, dividend yield and analyst coverage information.)  Moreover, as disclosed in its proxy statement for its 2011 annual meeting of shareholders filed on March 23, 2011 (at page 15), Validus uses growth in book value per share plus dividends (but no market price data) as a key strategic metric in executive incentive compensation.

While we believe that market value per share is important to Transatlantic shareholders in evaluating the Allied World merger, market prices change minute by minute and are readily accessible to shareholders.  We would therefore respectfully submit that current market comparisons need not be included in this context.  In order to ensure that these book value references do not suggest that book value is the only appropriate measure of value, we would propose clarifying the disclosure by changing the title on page 7 from “TransAllied merger offers SUPERIOR immediate shareholder value” to “TransAllied merger offers SUPERIOR immediate book value per share and instrinic value…” and by changing the title on page 8 from  “TransAllied merger offers SUPERIOR immediate shareholder value” to “… leading to superior long-term value (intrinsic value)….”

U.S. Securities and Exchange Commission
August 1, 2011

6.
Comment:  Please provide specific support for your assertion on page 9 that a transaction with Allied World will be “tax efficient”, given that the transaction appears to be fully taxable. Similarly, you characterize the Validus merger proposal as taxable, when it appears to be taxable only to the extent of any cash payments.

Response:   In response to the Staff’s comments, we respectfully submit that, given their relatively high cost basis, many Transatlantic shareholders will realize no gain or a gain of less than $8.00 per share under the Allied World merger1, whereas non-tax exempt shareholders will be taxed on the full $8.00 cash dividend to be received from Validus plus any realized gain due to the Validus exchange offer.  As a result, we have made the following changes to the Presentation:

•	change under the Allied World / Transatlantic column:

o ”Tax efficient transaction” to “More efficient transaction from a tax perspective”, and

o “Only non-tax exempt TRH shareholders with a tax basis below offer price will incur taxes to the extent of their gain (less than $8.00 per share for many shareholders)” to “Non-tax exempt TRH shareholders will only incur taxes to the extent of their gain, likely to be less than $8.00 for many shareholders.”

•	change in the Validus unsolicited conditional takeover proposal column, changed title from “Tax inefficient transaction” to “Unsolicited Merger Proposal -- Tax inefficient transaction”; and

•	create new bullet point under the Validus unsolicited conditional takeover proposal column:

1  As support for this statement, we note that, based on July 28, 2011 closing prices, Transatlantic shareholders would indeed receive $48.95 per share in stock in the Allied World merger, and Transatlantic has not traded below $44.00 in the last 2 years.  It is also worth noting that Transatlantic’s largest shareholder, Davis Selected (24% ownership), has a cost basis of $42.44 according to their June 13, 2011 13D filing, and would therefore realize a gain of less than $8.00 based on July 28, 2011 market prices.

U.S. Securities and Exchange Commission
August 1, 2011

o “Unsolicited Exchange Offer would not be tax-free to Transatlantic stockholders”.  See Validus July 13, 2011 investor presentation.

7.
Comment:  The graph on page 10 compares the premium to the Transatlantic stock price represented by your offer, measured as of a date prior to announcement of your offer, versus the premium to the Transatlantic stock price represented by the Validus offer, as of a date subsequent to announcement of your offer.  Please revise these charts to make the comparison equivalent.

Response:  The graph on page 10 is intended to illustrate the respective reactions of Allied World’s shareholders and Validus’ shareholders to their companies’ announcements of transactions to merge with (in the case of Allied World) or acquire (in the case of Validus) Transatlantic.  As the graph describes, when the Allied World merger, which included a premium of 16.1% to the Transatlantic shareholders, was announced, Allied World’s stock fell 4.5%.  In contrast, when Validus announced its proposal with a smaller premium for Transatlantic’s shareholders, its stock dropped twice as much (9.1%).  Both of these premiums are identified as being based on the day prior to the respective announcements, and there is no direct comparison between the two premiums.

In order to better ensure that the page is not misunderstood, we would propose to change the bottom labels from “Premium to TRH price” to “TransAllied Premium to TRH price on day prior to TransAllied announcement” on the left hand side graph and “VR Premium to TRH price on day prior to VR proposal announcement” on the right hand side graph.

8.
Comment:  On pages 11-14, you present numerous charts covering recent five-year period.  However, Validus did not complete its initial public offering until late 2007.  Please revise your disclosure to provide an equivalent comparison.

Response:  We understand Validus did not complete its initial public offering until mid 2007.  However, metrics such as book value per share growth, earnings return, profitability, or capital return are comparable between public and private companies.  Validus disclosed financial metrics prior to its IPO date, therefore allowing for equivalent comparison over a 5-year period.  Validus itself frequently sources data from before its IPO; for example, please note page 15 of Validus’ First Quarter 2011 Investor Presentation, filed as an exhibit to a Form 8-K on May 10, 2011, highlighting book value per share in periods beginning in 2005 and the annualized growth. Below is a list of the data listed on pages 11 to 14:

•	Page 11:

o	Book value per share growth since AWH IPO: comparison is equivalent as Validus discloses book value per share prior to their IPO date.

U.S. Securities and Exchange Commission
August 1, 2011

▪	Furthermore, if one were to compare since Validus’ IPO, the corresponding Allied World growth rate would be 102% and Validus 62%.

o
Shareholder return from respective IPO dates: comparison is equivalent as it speaks to each company’s management record as a public company.  In order to provide further clarity, we would propose adding annualized returns from each company’s respective IPO date.

o	Five-year operating ROAE performance: comparison is equivalent as a result of Validus’ information disclosure prior to their IPO date.

▪	Furthermore, if one were to compare since Validus’ IPO, the corresponding Allied World average operating ROAE be 18% and Validus 12%.

o	Catastrophe losses as percentage of equity: comparison is equivalent and based on 2008-2011 period.

o	Capital returned over the past 5 years: Comparison is equivalent as Validus provides capital return information prior to its IPO date.

▪	Furthermore, if one were to compare since Validus’ IPO, the total capital returned would be essentially identical at $1.6bn for Allied World and $1.2bn for Validus.

•	Page 12:

o	5-year value creation (defined as annualized growth in tangible book value per share plus accumulated dividend): comparison is sourced from an industry leading research firm.

•	Page 13:

o	Average operating ROE: 2006-2010: comparison is equivalent as a result of Validus’ information disclosure prior to their IPO date.

o	2010 average operating ROE: 2010 comparison is equivalent.

o	Investment returns: 1-year and 3-year comparisons are equivalent.

o	Volatility in earnings and combined ratio: comparisons based on 3-year period and period since Validus IPO are equivalent.

•	Page 14:

U.S. Securities and Exchange Commission
August 1, 2011

o	5-year capital return: Comparison is equivalent as Validus provides capital return information prior to its IPO date.

9.
Comment:  On pages 13, 15 and 16, you present information regarding the differences between Allied World and Validus with respect to investment returns, combined ratio, catastrophe losses as a percentage of equity, and probable maximum loss.  As your soliciting materials are otherwise clear that the nature of your business differs substantially from that of Validus, please revise your presentation to provide security holders with sufficient background regarding business factors that may be contributing to these differences.

Response:  In response to the Staff’s comment, we would propose to make the following changes to the Presentation:

•
extending the bottom right boxed comment of page 13 from “… with lower volatility in earnings and combined ratio” to “… with lower volatility in earnings and combined ratio as a result of a lower exposure to property catastrophe losses”;

•
adding the following footnote to the bottom left boxed comment of page 13: “Allied World has an average portfolio duration of 2.8 years as of 03/31/11 vs. 1.8 years for Validus, as a result of Validus' higher exposure to short-tail property catastrophe business”;

•
amending the boxed comment of page 15 from “TransAllied is considerably less exposed to catastrophe losses” to “TransAllied will be more diversified and considerably less exposed to catastrophe losses”; and

•
amending the comment in the top yellow box on page 16 from “TransAllied would have significantly lower PML risk as a percentage of equity…” to “TransAllied would have significantly lower PML risk as a percentage of equity as a result of a higher diversification …”

10.
Comment:  We note statements on page 14 that the Transatlantic / Allied World proposed merger provides significant upside and, conversely, that a Transatlantic / Validus merger would exhibit a limited upside.  The inclusion of asset valuations in proxy materials is only appropriate and consistent with Rule 14a-9 when made in good faith and on a reasonable basis.  Please advise, with a view toward disclosure, how you arrived at the foregoing conclusions.  In addition, please advise what consideration you gave to providing disclosure which facilitates an understanding of the basis for and the limitations on the projected realizable values.  Refer to SEC Release No. 34-16833 (May 23, 1980).

U.S. Securities and Exchange Commission
August 1, 2011

Response:  We respectfully submit to the Staff that we are not providing specific asset valuation and therefore we believe that our disclosure is consistent with SEC Release No. 34-16833.  The statement that the Allied World merger preserves significant upside value is made in relation to the 100% stock consideration offered.  By receiving stock only, Transatlantic shareholders will fully benefit from the value created by the combination (synergies, trading multiple reversal to historical levels, etc.).  On the other hand, the Validus proposal includes $8.00 of cash consideration and therefore limits the participation in any value upside by Transatlantic shareholders. The disclosure regarding upside value is based solely on general tendency of equity securities to have greater growth potential than cash and not on any specific valuation projections. Since no specific valuation projections is used or disclosed and no quantitative language is used on page 14, we respectfully submit it is not necessary to provide disclosure regarding the basis for and limitations on projections.

11.
Comment:  You state on page 22 that your proposal provides “speed, certainty of close and low integration risk,” while the Validus proposal offers “significant uncertainty and execution risk.”  Please provide adequate support for these assertions, or revise your disclosure.

Response: With respect to the “significant uncertainty and execution risk” of the Validus proposal, we refer the Staff to our response under item 3 above under the heading “‘Uncertain and long road to completion; “Will take longer’.”

We believe the Allied World merger offers “speed” and “certainty of close” for several reasons: Allied World and Transatlantic filed a preliminary joint proxy statement/prospectus on July 7, 2011 and anticipate holding their respective shareholder meetings in mid- to late-September 2011 (while Validus has not yet filed its preliminary proxy statement for its meeting); the waiting period under the Hart-Scott-Rodino Act for the Allied World merger has expired (while Validus’ HSR filing remains subject to review); the Allied World and Transatlantic insurance regulatory filing process began prior to the parties signing the merger agreement on June 12, 2011 and is far advanced; and the Allied World merger does not contain the level of conditionality in the Validus exchange offer as described in item 3 above.

As stated on page 54 of Allied World’s Form S-4 filed on July 8, 2011, we believe the Allied World merger offers “low integration risk”  due to the “similar cultures [of Allied World and Transatlantic] focused on underwriting discipline and risk management, the overlap in use of information systems, limited business overlap and the proven integration track record of Allied World.”

12.
Comment:  On page 23, under the heading “Long term shareholder value,” please amend your disclosure to qualify the number of analyst downgrades of Allied World stock.  Please also support your claim that 3 analysts have downgraded Validus stock.

U.S. Securities and Exchange Commission
August 1, 2011

Response: In response to the Staff’s comment, we would propose to change “3 analyst downgrades” to “2 analyst downgrades (BAML and Stifel Nicolaus)” on former slide 23.  In addition, we would add “(with zero analyst downgrades for Allied World)” next to “Superior shareholder and equity analyst reaction” on the left hand side.

U.S. Securities and Exchange Commission
August 1, 2011

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8763 or Michael A. Schwartz of this office at (212) 728-8267.

Very truly yours,

/s/ Steven A. Seidman

Steven A. Seidman

cc:           Wesley Dupont, Esq., Allied World Assurance Company Holdings, AG
Michael A. Schwartz, Esq.
Lois A. Herzeca, Esq.